Exhibit 99.1

TuanChe to Hold 2022 Annual General Meeting on November 4, 2022

BEIJING, September 30, 2022— TuanChe Limited (“TuanChe” or the “Company”) (NASDAQ: TC), a leading omni-channel automotive marketplace in China, today announced that it would hold its 2022 annual general meeting of shareholders at 9F, Ruihai Building, No. 21 Yangfangdian Road, Haidian District, Beijing 100038, The People’s Republic of China on November 4, 2022, at 10:00 a.m. (local time).

The proposal to be submitted for shareholders’ approval at the annual general meeting is the ratification of the appointment of  Marcum Asia CPAs LLP as the independent registered public accounting firm for the fiscal year ending December 31, 2022. The Board has fixed October 3, 2022 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the annual general meeting or any adjournment or postponement thereof. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the annual general meeting and any adjournment or postponement thereof in person.

About TuanChe

Founded in 2010, TuanChe Limited (NASDAQ: TC) is a leading integrated automotive marketplace in China. TuanChe offers services to connect automotive consumers with various industry players such as automakers, dealers and other automotive service providers. TuanChe provides automotive marketing and transaction related services by integrating its online platforms with offline sales events. Through its integrated marketing solutions, TuanChe turns individual and isolated automobile purchase transactions into large-scale collective purchase activities by creating an interactive many-to-many environment. Furthermore, leveraging its proprietary data analytics and advanced digital marketing system, TuanChe’s online marketing service platform helps industry customers increase the efficiency and effectiveness of their advertising placements. For more information, please contact ir@tuanche.com.

For investor and media inquiries, please contact:

TuanChe Limited
Investor Relations
Tel: +86 (10) 6397 6232
Email: ir@tuanche.com

The Piacente Group, Inc.
Brandi Piacente
Tel: +1 (212) 481-2050
Email: tuanche@tpg-ir.com

Yang Song
Tel: +86 (10) 6508-0677
Email: tuanche@tpg-ir.com